

16022332

SECURIT

SEC
Mail Processing
Section
NOV 29 2016
Washington DC

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ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernardi Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 S. Clark Street, Suite 2700
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Bernardi (312) 726-7324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange
NOV 29 2016
RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald P. Bernardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernardi Securities, Inc. and Subsidiary, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature 11/28/2016

President

Title

LISA BOXENBAUM
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 15, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Bernardi Securities, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Bernardi Securities, Inc. and Subsidiary (the Company) as of September 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition. The Company's management is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Bernardi Securities, Inc. and Subsidiary as of September 30, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 28, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 116,347
Interest receivable		46,049
Securities held for sale		6,274,864
Clearing fund deposit		100,000
Prepaid other expenses		53,849
Prepaid income tax		18,743
Other current assets		243,971
Total current assets		$ 6,853,823
PROPERTY AND EQUIPMENT:		
Office equipment	$ 182,857	
Furniture and fixtures	36,715	
	$ 219,572	
Less – Accumulated depreciation	(187,611)	31,961
Total assets		$ 6,885,784

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Due to clearing organization		$ 2,395,929
Accrued compensation		766,604
Other accrued liabilities		105,917
Total current liabilities		$ 3,268,450
LONG-TERM DEFERRED RENT		203,488
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 2,000 shares authorized; 1,095 shares issued and outstanding	$ 234,125	
Paid in capital	72,707	
Retained earnings	3,107,014	3,413,846
Total liabilities and shareholders' equity		$ 6,885,784

The accompanying notes are an integral part of this consolidated financial statement.

(1) DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, offering primarily state and municipal securities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the major accounting policies and practices of the Company which affect significant elements of the accompanying Statement of Financial Condition:

Consolidation Policy –

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Bernardi Asset Management, LLC. Inter-company transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash balances at various financial institutions. At times these deposits are in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically the Company has not experienced any loss of its cash due to this concentration. Management does not believe it is exposed to significant risk with respect to the cash concentrations.

Fair Value Measurements –

The Company adopted accounting standards which provide a framework for measuring fair value. The standards define fair value as the exchange price that would be received for an asset, or paid to transfer a liability in the principal market for the asset or liability in a transaction between market participants on the measurement date. The standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) terms, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of the assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Income Taxes –

Management follows accounting provisions which impose a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold now imposed for claiming deductions on income tax returns. As a result of the implementation, the Company utilized the "more likely than not" criteria, and determined that all of their tax positions meet that criteria. Therefore, the Company has not recorded any adjustments or disclosed any situations that arose from uncertain tax positions. The Company is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management

believes the Company's federal and state income tax returns prior to fiscal year 2012, are closed.

Statement of Changes in Subordinated Liabilities –

The consolidated financial statement does not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5(d)(2) of the Securities and Exchange Commission (SEC) since no such liabilities existed at September 30, 2016, or at any time during the year then ended.

Income Recognition –

Securities transactions and the related revenue and expense are recorded on the trade date.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	3 – 5 years
Furniture and fixtures	5 years

Use of Estimates in Preparation of the Consolidated Financial Statement –

The preparation of the consolidated financial statement, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following are the major categories of investments measured at fair value, on a recurring basis, as of September 30, 2016, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Fair Value	Level 1	Level 2	Level 3
Municipal Bonds	$ 6,274,864	$ -	$ 6,274,864	$ -

(4) SECURITIES HELD FOR SALE:

The Company is a broker-dealer in municipal, U.S. Government, and corporate securities. At September 30, 2016, these securities were classified as "trading" and reported at fair value. At September 30, 2016, these securities had a fair value of $6,274,864, with a cost of $6,270,602.

(5) LEASE COMMITMENTS:

The Company leases office and storage facilities for its corporate offices in Chicago, Illinois under an operating lease ending in 2021 with an option to renew for five consecutive years. Under the terms of the lease, the monthly rent was $20,436 per month with payments increasing $332 per month in August of each subsequent year. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

The Company leases a facility in Fairview Heights, Illinois from a related party under an operating lease for $1,170 per month, expiring on June 30, 2018. Upon expiration, the lease can be renewed, in one-year intervals, with similar terms.

The Company leases a facility in Peru, Illinois. According to the terms of the lease, monthly rent is $500 per month. The lease expires December 1, 2016, but can be renewed for an additional year at the same monthly rate.

The Company has a software license and maintenance agreement which expires in December 2016. Annual payments for the software total $84,360. Subsequent to year end, the Company renewed the software licensing agreement for an additional three years. Annual payments for the software will be $86,891, increasing three percent, each

December, for the duration of the contract.
The future minimum commitments as of September 30, 2016, are as follows:

Year Ending September 30	Amount
2017	$ 354,100
2018	353,465
2019	349,594
2020	277,210
2021	220,974
	$ 1,555,343

(6) DEFERRED RENT:

The Company recognizes rent expense by the straight-line method over the terms of its leases. In connection with the Chicago office detailed in Note 5, the lessor granted the Company rent abatement for the first seven months of the first lease year, and the first six months of the second lease year. An additional provision in the lease granted the Company a tenant improvement allowance to be used for location upgrades and equipment, with the unused portion of the tenant improvement allowance used to offset rental payments. Collectively, these lease incentives are recorded as deferred credits and are amortized over the lease term as a reduction of rent expense. As of September 30, 2016, deferred rent was $203,488.

(7) RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits pre-tax employee contributions. The plan covers all full-time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

(8) FINANCING ARRANGEMENT WITH LESSOR:

The Company has a $20,000 letter of credit that is used as a security deposit and allows the Company's lessor to take draws in connection with obligations under the office lease. In connection with the letter of credit, the Company is obligated to maintain a $20,000 cash account that serves as collateral for the letter of credit. The letter of credit is for one year and automatically renews August of each subsequent year until July 31, 2021.

(9) FINANCING AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company in order to purchase securities. The interest rate charged on this financing is the Pershing Cost of Funds rate plus fifty basis points. The interest rate at September 30, 2016, was 2.01 percent. Pershing uses the Company's securities held for sale (inventory) as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory and its net capital, the maximum amount available for financing securities would be approximately $22,000,000 as of September 30, 2016.

(10) REDEMPTION OF COMMON STOCK:

During the year, the Company redeemed fifteen shares of common stock for $47,190. The transaction was recorded as a reduction in common stock of $3,207, and paid-in capital of $43,983.

(11) NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may effectively restrict the payment of cash dividends.

Net capital changes from day to day, but as of September 30, 2016, the Company had net capital and net capital requirements of $2,758,891 and $250,000, respectively, leaving excess net capital of $2,508,891. The percentage of aggregate indebtedness to net capital as of September 30, 2016, was thirty-nine percent. These amounts are not materially different from the unaudited amounts submitted in the FOCUS Report for the period ended September 30, 2016.

The SEC Rule (Rule 15c3-1) requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1,500 percent. Under this rule, the Company could borrow up to $41,000,000 as of September 30, 2016.

(12) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions.

Public Finance Department
Production Computation Formula

Gross Production (Schedule A)	2,494,993.44			
Additions (Schedule B)	-			
Total Revenue		2,494,993.44		
Expenses				
Employment Expenses (Schedule C)	528,370.81			
Direct Department Expenses (Schedule D)	177,385.17			
Allocated Department Expenses (Schedule E)	48,387.10			
Total Expenses		754,143.08		
Gross Profit			1,740,850.36	
Firm Credit (22.5% of Gross Production) up to $1m	-			
Firm Credit (23.5% of Gross Production) $1-1.25m	-			
Firm Credit (24.5% of Gross Production) $1.25-1.75m	-			
Firm Credit (25% of Gross Production) over $1.75m	623,748.36			
BSI ROE (12%) - Gross Production up to $1.1m	-			
BSI ROE (15%) - Credit Production $1.1-1.25m	-			
BSI ROE (20%) - Credit Production over $1.25m	498,998.69			
Total Deductions		1,122,747.05		
Net Profit			618,103.31	
Additional Draws	3,000.00			
Amount Available to Draw (Before Payouts)			615,103.31	
Ending Balance			615,103.31	
Bowen, Mike (non-Highly)	39,800			
Social Security	2,468			
Medicare	577			
401(k) Firm Contribution	1,020			2,820
Bowen, Mike-Total		43,865		
Adams, Steve (non-Highly)	66,746			
Social Security	4,587			
Medicare	968			
401(k) Firm Contribution	2,111			4,870.5
Adams, Steve-Total		74,411		
Vezzetti, John (Highly)	165,000			
Social Security	4,947			
Medicare	2,393			
401(k) Firm Contribution	4,865			7,415
Vezzetti, John-Total		177,205		
Vail, Robert (Highly)	314,000			
Medicare	4,553			
401(k) Firm Contribution	1,070			3,209
Vail, Robert-Total		319,623		
Total:		615,103		

Summary		
Cash paid	585,546	(0.02)
Social Security	12,002	
Medicare	8,490	
401(k)	9,065	
	615,103	